Via EDGAR

September 29, 2022

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Abby Adams

Re: Medinotec Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 30, 2022

File No. 333-265368

Dear Abby Adams:

I write on behalf of Medinotec, Inc. (the “Company”) in response to Staff’s letter of September 15, 2022, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-1, filed August 30, 2022 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 2 to Registration Statement on Form S-1

Business Summary, page 3

1. We note the revised disclosure on page 3 in response to comment 2. Clarify why the revised disclosure discussing the private placement is in the conditional tense (e.g. "would facilitate two years of funding") when disclosure elsewhere appears to indicate that this private placement has been completed. Also, revise to balance this disclosure by clarifying that there is no guarantee that you will obtain U.S. regulatory approvals for your product candidates or that you will be able to successfully commercialize your products in the U.S.

In response to this comment, the Company revised the disclosure to the present tense to state that the private placement has been completed and that the funds are expected to last an estimated 2 years. The Company also revised to balance the disclosure with no guarantee the Company will obtain regulatory approvals for its product candidates or be able to commercialize these products.

2. We reissue comment 6 insofar as you have not revised the summary to provide narrative disclosure about your reliance on two related party entities for the majority of your sales. Please revise this section to disclose that that you were reliant on related parties

Minoan Medical and DISA Lifesciences for a significant majority of your revenue in both the fiscal year ended February 29, 2022 and the quarter ended May 31, 2022.

In response to this comment, the Company updated the Summary section and the Risk Factor section to include a discussion on its reliance on two related parties for the majority of its sales. The Company included the figures associated with its revenues of these related parties for the periods indicated.

3. We note the revised disclosure in response to comment 7. As individuals make investment decisions for a variety of reasons and market conditions can change at any time, revise to remove the language "proved the viability of its business plan" from the prospectus.

In response to this comment, the Company removed reference to any suggestion that it proved the viability of its business plan from the Prospectus.

Description of Business, page 42

4. We reissue comment 10. We note a general summary added to page 52 regarding government regulations. Please revise to provide a more detailed description of the regulations you are subject to so that investors can understand the regulatory framework you must navigate to conduct your business. In doing so, name the applicable regulatory agencies. As you intend to focus on the U.S. market, explain the process for seeking FDA clearance for your potential products and the significance of the designations to which you refer in your discussion.

In response to this comment, the Company revised to provide a detailed description of the regulations to which it is subject, including a description of the government agencies associated with administering those laws and regulations. The Company further explained the FDA process with respect to its product candidates.

Human Resources, page 43

5. We reissue comment 12 in part. To the extent your wholly-owned subsidiaries employ individuals, those individuals may be counted as your employees. Refer to Item 101(h)(4)(xii) of Regulation S-K. However, persons employed by entities that are related parties or who act as independent contractors are not employees. You may explain how you sell your products through distribution channels in a separate, appropriate section of your document. Revise the Human Resources section to clarify accordingly and to refrain from grouping independent consultants with your employees.

In response to this comment, the Company included only employees under its new heading Employees, and provided a separate section to discuss its independent contractors and sales through those channels.

Our Key Products, page 54

6. We reissue comment 15. Please either provide support for the following statements or revise the prospectus to remove them:

• The CE mark is "recognized as a valid quality accreditation by all countries in the world outside the US, Canada, Australia, Japan and China." We note there are more than 180 countries in addition to those listed in the document.

• Canada recognizes U.S. FDA approval to accept products into its market and does not require its own approval.

In response to this comment, the Company has clarified the disclosures as follows:

The USA and Canada recognize only an FDA approval to accept products in their market – an 510(k) accreditation that was obtained in November 2021 for the Trachealtor.

From prior experience, FDA approval and CE Mark are widely accepted by other countries in the world as a valid accreditation for entry into their markets; however, the medical device approval process differs for each country and territory in the world and each may have additional requirements over and above CE and FDA marks, or may even require their own quality standards. Since the business plan is drafted mainly around the USA and European markets the CE marking and planned future FDA submissions, entry into other markets will only be investigated if the expected launch of our product candidates do not commercialize in the United States and Europe and each entry will be assessed on its own merits and requirements.

For example, Australia, Japan and China have their own quality accreditation systems (TGF, JIS & CFDA respectively) and do not accept CE marking and/or an FDA certificate.

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Description of Property, page 58

7. We reissue comment 16 in part. Revise to disclose the date on which the lease expires. Also disclose any provisions for extension of the lease. Please also revise to clarify if this is the property used for your manufacturing operations.

In response to this comment, the Company revised to disclose the date on which the lease expires and provisions for extensions, and also clarified that this space is used for manufacturing operations.

12. Business Acquisitions

a. Acquisition of Disa Medinotec Proprietary Limited, page F-44

8. We have considered your response to our prior comment 25. As it appears that DISA Medinotec Proprietary Limited was under common control with Medinotec Inc. prior to the business combination, we believe that the requirements of ASC 805-50-45-5 require retrospective application to the financial statements of all prior periods presented to show financial information for the new reporting entity for those periods, including interim financial information. In this regard, please include the comparative financial information to the Medinotec Incorporated Group consolidated financial statements for the interim period ended May 31, 2021 to reflect that of DISA Medinotec Proprietary Limited combined with that of the Registrant. Please also consider the disclosures required by ASC 250-10-50-6

In response to this comment, the Company restated the prior period and consolidated the companies from April 26, 2021. Secondly, the Company adjusted the proforma information to reflect like for like comparative quarters.

9. Please revise your management discussion and tables starting on page 60 to present a full discussion, explaining and quantifying changes, of the first quarter of fiscal year 2023 (as of May 31, 2022) compared to the first quarter of fiscal 2022 based on the retroactively restated financial statements for the period ended May 31, 2021.

In response to this comment, the Company revised and adjusted the MD&A.

Sincerely

/s/ Pieter van Niekerk

Pieter van Niekerk

Chief Financial Officer

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